Aveanna Healthcare Holdings Inc.

400 Interstate North Parkway SE

Suite 1600

Atlanta, GA 30339

September 12, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Juan Grana

RE:	Aveanna Healthcare Holdings Inc. (the “Company”)

Registration Statement on Form S-3 (as amended, the “Registration Statement”)

Filed September 6, 2024

File No. 333-281982

Dear Mr. Grana:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on September 16, 2024, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Aveanna Healthcare Holdings Inc.

By:	/s/ Jeff Shaner
Name: Jeff Shaner
Title: Chief Executive Officer and President